UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1095847

As at May 23, 2008

ROCKWELL DIAMONDS INC.
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ David J. Copeland
Chairman
Date: May 26, 2008

* Print the name and title of the signing officer under his signature.

Level 0, Wilds View, Isle of Houghton
Cnr. Carse O'Gowrie & Boundary Rd.
Houghton Estate, Johannesburg 2198
Tel: 27(0)11 481 7200, Fax 27(0)11 481 7235

1020-800 West Pender Street
Vancouver, BC V6C 2V6, Canada
Tel: 604-684-6365, Fax 604-684-8092

ROCKWELL DIAMONDS TO RELEASE FISCAL 2008 RESULTS ON MAY 27, 2008

May 23, 2008, Vancouver, BC - Rockwell Diamonds Inc. ("Rockwell" or the "Company") (TSX: RDI; JSE: RDI; OTCBB: RDIAF) will release the results for the nine months ending February 29, 2008 (Fiscal 2008) after market close on Tuesday, May 27, 2008 and will host a telephone conference call on Wednesday, May 28 at 10:00 AM Eastern Time (7:00 AM Pacific; 4:00 PM Johannesburg) to discuss these results. The conference call may be accessed by dialing (877) 440-5803, or (719) 325-4879 internationally. A live and archived audio webcast will also be available at www.rockwelldiamonds.com.

The conference call will be archived for later playback until Wednesday, June 4, 2008 and can be accessed by dialing (888) 203-1112 in Canada and the United States, or (719) 457-0820 and using the passcode 9145049.

For further details on Rockwell Diamonds and its properties, please visit the Company's website at www.rockwelldiamonds.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

John Bristow
President and CEO

Neither the TSX nor Johannesburg Stock Exchange accepts responsibility for the adequacy or accuracy of this release.